ICV Group, Inc.

STATEMENT OF FINANCIAL POSITION

December 31, 2020

ASSETS

Current Assets		
Cash	$	212,556
Grant receivable		250,000
Other assets		859
Total Current Assets		463,415
Total Assets	$	463,415

LIABILITIES AND NET ASSETS

Current Liabilities		
Accounts payable	$	4,100
PPP loan		1,900
Sub-ordinated debt (Pending FINRA approval)		150,000
Total Current Liabilities		156,000
Total Liabilities		156,000
Net Assets		
Without donor restrictions		42,334
With donor restrictions		265,081
Total Net Assets		307,415
Total Liabilities & Net Assets	$	463,415